July 14, 2020

Via EDGAR

Mr. Ryan Sutcliffe

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0213

Re:	Delaying Amendment for USAA Mutual Funds Trust
Registration Statement on Form N-14 (File No. 333-239359)

Dear Mr. Sutcliffe:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the "Securities Act"), USAA Mutual Funds Trust (the "Registrant") is hereby filing a delaying amendment with respect to the Registrant's Registration Statement on Form N-14 (File No. 333-239359) (the "Registration Statement") relating to the proposed reorganization of the USAA Target Retirement 2020 Fund into the USAA Target Retirement Income Fund. The Registration Statement was filed with the Securities and Exchange Commission (the "Commission") on June 22, 2020, pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the city of San Antonio, state of Texas on the 14th day of July 2020.

If you have any questions or comments concerning the foregoing, please do not hesitate to contact me at ewagner@vcm.com or (216) 898-2526.

Sincerely,

/s/ Erin G. Wagner

Erin G. Wagner

Secretary

USAA Mutual Funds Trust

cc:Mark C. Amorosi K&L Gates LLP